Exhibit 99.1


[Filed with the Superintendencia de Valores y Seguros on January 30, 2004]


Santiago, January 30, 2004.

Mr. Hernan Lopez Bohrer
Securities Intendent
Superintendency of Securities and Insurance


Re.: Coca-Cola Embonor S.A.- Securities Registry number 622 - Informs "Essential
     Fact"

Dear Sir:

Pursuant to Title III of Law N(0)18.045 and General Rule 30, I hereby inform as an Essential Fact, the following:

On January 29th, in Lima, a purchase agreement was executed whereby Coca-Cola Embonor S.A., through its subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, sold to the Peruvian entity Corporacion Jose R. Lindley S.A.
(JRL) the total amount of its shareholding in the Peruvian subsidiary Embotelladora Latinoamericana S.A. (ELSA), which shareholding amounted to 60.45%, at a purchase price of US$129,917,924. The price was paid in full on that same date, notwithstanding the fact that it remains subject to adjustment depending on cash and working capital levels as of the closing date according to a procedure that is to conclude during this coming March at the latest.

Sincerely,

/s/ Andres Vicuna Garcia-Huidobro

Andres Vicuna Garcia-Huidobro
General Manager
Coca-Cola Embonor S.A.

c.c.   Santiago Stock Exchange
       Electronic Stock Exchange
       Brokers Exchange